BRAVO FOODS INTERNATIONAL CORP.
                               11300 US Highway 1
                         North Palm Beach, Florida 33408

                                                                   July 25, 2005

VIA FACSIMILE AND EDGAR

United States Securities
 and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Melinda Kramer, Staff Attorney

      Re:   Bravo Foods International Corp.
            Registration Statement on Form SB-2, Filed June 10, 2005 File No. 333-125733

Ladies and Gentlemen:

      Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), Bravo Foods International Corp. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday July 27, 2005, or as soon thereafter as possible.

      We hereby acknowledge the following:

      o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           BRAVO FOODS INTERNATIONAL CORP.


                                           By: /s/ Roy Warren
                                               ----------------------------
                                               Name:  Roy Warren
                                               Title: Chief Executive Officer